Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

NORSEMONT MINING INC. 507 – 700 West Pender Street Vancouver, BC V6C 1G8 Tel: (604) 669-9788

Item 2	Date of Material Change

July 20, 2007

Item 3	News Release

Issued on July 20, 2007 at Vancouver, British Columbia, Canada and disseminated through Canada News Wire.

Item 4	Summary of Material Change

Vancouver, July 20, 2007 – Norsemont Mining Inc. (the “Company”) (TSX: NOM) is pleased to announce that it has closed a non-brokered private placement of 4,950,000 Units at a price of C$1.60 per Unit, raising gross proceeds of C$7,920,000. Each Unit consists of one common share and one-half of one common-share purchase warrant. Each whole common-share purchase warrant entitles the holder, on exercise, to acquire one additional common share of the Company at an exercise price of C$1.95 per share at any time until the close of business on the day which is two years from the date of issuance of the warrant. The securities issued under the private placement are subject to a four month hold period expiring November 20, 2007. The size of the private placement was reduced from the previously announced C$9 million to C$7.92 million in order to conform to securities regulations.

Item 5

Full Description of Material Change

Please see attached News Release.

INSTRUCTION

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

None.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

Item 8	Executive Officer

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Tony M. Ricci CFO
(604) 669-9788 ext. 108

Item 9	Date of Report

July 20, 2007

NEWS RELEASE

July 20, 2007
Shares Issued and Outstanding: 34,762,878
TSX: NOM

Norsemont Mining Closes C$7.92 million Private Placement

Proceeds to be used to advance exploration and development of the Constancia Copper/Molybdenum/Silver Project

Vancouver, July 20, 2007 – Norsemont Mining Inc. (the “Company”) (TSX: NOM) is pleased to announce that it has closed a non-brokered private placement of 4,950,000 Units at a price of C$1.60 per Unit, raising gross proceeds of C$7,920,000. Each Unit consists of one common share and one-half of one common-share purchase warrant. Each whole common-share purchase warrant entitles the holder, on exercise, to acquire one additional common share of the Company at an exercise price of C$1.95 per share at any time until the close of business on the day which is two years from the date of issuance of the warrant. The securities issued under the private placement are subject to a four month hold period expiring November 20, 2007. The size of the private placement was reduced from the previously announced C$9 million to C$7.92 million in order to conform to securities regulations.

The Sentient Group, currently the largest shareholder in the Company, purchased C$2 million from the private placement.

The proceeds from the private placement will be used primarily to fund the exploration and development of the Constancia Project and for general working capital purposes.

The securities sold have not, nor will they be registered under the United States Securities Act of 1933, as amended or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of a U.S. person, as such term is defined in Regulation S under the U.S. Securities Act, registration or an applicable exemption from U.S. federal and state registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Norsemont Mining
Norsemont Mining is a Canadian exploration company exploring the Constancia Cu-Au-Mo deposit in Peru, which has been optioned from Rio Tinto Plc.

ON BEHALF OF THE BOARD OF DIRECTORS

NORSEMONT MINING INC.

“Patrick Evans”
Patrick Evans
CEO

For more information please contact:

Dennis Nenadic, Investor Relations
Phone:	604-669-9788 X 103	E-Mail:	investors@norsemont.com
Fax:	604-669-9768	Web Site:	www.norsemont.com

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768